SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)*

Ambassadors Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

023177108
(CUSIP Number)

Lane Five Capital Management LP
1122 Kenilworth Drive, Suite 313
Towson, MD 21204
Attention: Scott Liotta
Telephone: (443) 921-2060

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 12, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

Page 1 of 12 pages

CUSIP No.: 023177108

NAME OF REPORTING PERSON

1.	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Lisa O’Dell Rapuano

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - 1,189,000 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - 1,189,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,189,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%

14	TYPE OF REPORTING PERSON

IN

*	Beneficial ownership information above is as of December 14, 2011, the filing date of this Schedule 13D.

Page 2 of 12 pages

CUSIP No.: 023177108

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Lane Five Partners LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - 796,898 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - 796,898

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

796,898

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6%

14	TYPE OF REPORTING PERSON

PN

*	Beneficial ownership information above is as of December 14, 2011, the filing date of this Schedule 13D.

Page 3 of 12 pages

CUSIP No.: 023177108

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Lane Five Capital Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - 1,189,000 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - 1,189,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,189,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%

14	TYPE OF REPORTING PERSON

PN

*	Beneficial ownership information above is as of December 14, 2011, the filing date of this Schedule 13D.

Page 4 of 12 pages

CUSIP No.: 023177108

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Lane Five Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - 1,189,000 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - 1,189,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,189,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%

14	TYPE OF REPORTING PERSON

OO

*	Beneficial ownership information above is as of December 14, 2011, the filing date of this Schedule 13D.

Page 5 of 12 pages

CUSIP No.: 023177108

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Lane Five Partners GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - 796,898 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - 796,898

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

796,898

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6%

14	TYPE OF REPORTING PERSON

OO

*	Beneficial ownership information above is as of December 14, 2011, the filing date of this Schedule 13D.

Page 6 of 12 pages

This statement is filed with respect to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Ambassadors Group, Inc. (the “Issuer”) beneficially owned by the Reporting Persons (as defined below) as of December 14, 2011 and amends and supplements the Schedule 13D originally filed on November 7, 2011 (collectively, as amended and supplemented, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

ITEM 2. Identity and Background.

(a)-(c) and (f) The names of the persons filing this Statement (the “Reporting Persons”) are: (1) Lane Five Partners LP, a Delaware limited partnership (the “Fund”); (2) Lane Five Capital Management LP, a Delaware limited partnership (the “Investment Manager”); (3) Lane Five Capital Management, LLC, a Maryland limited liability company, the general partner of the Investment Manager (“IM GP”); (4) Lane Five Partners GP LLC, a Delaware limited liability company (the “General Partner”); and (5) Lisa O’Dell Rapuano, a United States Citizen (“Ms. Rapuano”). The Investment Manager serves as the investment manager of the Fund and also manages accounts on a discretionary basis (the “Accounts”). The General Partner serves as the general partner of the Fund. The IM GP serves as the general partner of the Investment Manager.

The principal business of the Fund is that of a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account. The principal business of the Investment Manager is providing investment management services to the Fund and the Accounts. The principal business of the General Partner is acting as general partner to the Fund. The principal business of the IM GP is acting as general partner to the Investment Manager. Ms. Rapuano’s principal occupation is serving as the Managing Member of the General Partner and the IM GP.

The business address of each of the Reporting Persons is 1122 Kenilworth Drive, Suite 313 Towson, Maryland 21204.

ITEM 3. Source and Amount of Funds or Other Consideration

The source and amount of funds including commissions used by the Fund and the Accounts in making their purchase of the shares of Common Stock owned by them are set forth below:

SOURCE OF FUNDS        AMOUNT OF FUNDS
Working Capital                                    $8,844,580

One or more of the Reporting Persons may affect purchases of securities through margin accounts which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and brokers’ credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

ITEM 4. Purpose of Transaction.

Item 4 of this Schedule 13D is supplemented by the following:

On December 12, 2011, the Fund submitted a stockholder proposal under Rule 14a-8 of the Securities Exchange Act of 1934, as amended, requesting that the Board of Directors of the Issuer (the “Board”) promptly take all necessary actions under applicable state law to amend the Issuer’s Amended and Restated Certificate of Incorporation, as amended, and the Issuer’s By-laws to reorganize the Board into one class subject to election each year and to institute annual elections for all directors beginning with the Issuer’s next annual meeting of stockholders (the “Stockholder Proposal”). A copy of the Stockholder Proposal, as revised on December 13, 2011, is attached hereto as Exhibit 2.

Page 7 of 12 pages

ITEM 5. Interest in Securities of the Issuer.

(a)	As of December 14, 2011 (the filing date of this Statement), the Reporting Persons beneficially own:

	(i)	The Fund directly owns 796,898 shares of Common Stock representing 4.6% of all of the outstanding shares of Common Stock.

(ii)
The Investment Manager, as the investment manager of the Fund and the investment manager of the Accounts, and the IM GP, as the general partner of the Investment Manager, may each be deemed to beneficially own the 1,189,000 shares of Common Stock held by the Fund and the Accounts, representing 6.8% of all of the outstanding shares of Common Stock.

(iii)
The General Partner, as the general partner of the Fund, may be deemed to beneficially own the 796,898 shares of Common Stock held by the Fund, representing 4.6% of all of the outstanding shares of Common Stock.

	(iv)	Ms. Rapuano may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by the Investment Manager.

	(v)	Collectively, the Reporting Persons beneficially own 1,189,000 shares of Common Stock representing 6.8% of all of the outstanding shares of Common Stock.

Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person.

The foregoing percentages set forth in this response are based on the 17,492,719 shares of Common Stock outstanding as of November 2, 2011, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 and filed with the SEC on November 7, 2011.

(b)
The Investment Manager, the IM GP and Ms. Rapuano (and the General Partner with respect to the shares of Common Stock owned by Fund) may be deemed to share with Fund and the Accounts (and not with any third party) the power to vote or direct the vote of and to dispose or direct the disposition of the 796,898 and 392,102 shares of Common Stock reported herein, respectively.

(c)	The following Reporting Persons engaged in the following transactions on the open market with respect to the Issuer’s Common Stock:

Lane Five Partners LP

Transaction Date	Number of Shares	Price per Share	Type of Transaction
11/09/2011	117,250	$4.54	Purchase
12/12/2011	919	$4.4971	Purchase

Accounts

Transaction Date	Number of Shares	Price per Share	Type of Transaction
11/09/2011	57,750	$4.54	Purchase
12/12/2011	451	$4.4971	Purchase

Page 8 of 12 pages

Other than the foregoing, no transactions in the securities of the Issuer have been effected by the Reporting Persons in the last sixty (60) days other than those previously disclosed in this Schedule 13D.

ITEM 7. Material to be Filed as Exhibits.

Exhibit No.	Document

1.	Joint Filing Agreement (previously filed)

2.	Stockholder Proposal

Page 9 of 12 pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: December 14, 2011

LISA O’DELL RAPUANO LANE FIVE PARTNERS LP LANE FIVE CAPITAL MANAGEMENT LP LANE FIVE CAPITAL MANAGEMENT, LLC LANE FIVE PARTNERS GP LLC

By:	/s/ Lisa O’Dell Rapuano
Lisa O’Dell Rapuano, for herself, as Managing Member of the IM GP (for itself and the Investment Manager) and as Managing Member of the General Partner (for itself and the Fund)

Page 10 of 12 pages

EXHIBIT INDEX

Exhibit No.	Document

1.	Joint Filing Agreement (previously filed)

2.	Stockholder Proposal

Page 11 of 12 pages